October 14, 2005

Mail Stop 4561

Michael Ashner
Chairman and Chief Executive Officer
Newkirk Realty Trust, Inc.
7 Bulfinch Place - Suite 500
Boston, MA 02114

Re:	Newkirk Realty Trust, Inc.
      Amendment No. 2 to Registration Statement on Form S-11
      Filed October 7 2005
      Registration No. 333-127278

Dear Mr. Ashner:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed the artwork and your response to prior comment
1.
Please consider including brief captions to the artwork that explain what the images represent.

2. We have reviewed your response to our prior comment number 6; however, we continue to believe that the disclosure included within the prospectus may constitute a "public announcement" under Rule 14e-
5.  See, for reference, Questions A1 and A2 to the July 2001
Interim
Supplement to the Manual of Publicly Available Telephone Interpretations. Please provide additional analysis explaining why you believe that the formation transactions and the subsequent tender offer comply with Rule 14e-5.


Unaudited Pro Forma Condensed Consolidated Financial Information, pages P1 - P11

3. We read your response to comments 22 and 27. We understand that in connection with your formation transactions, Newkirk REIT will be appointed as the successor general partner of Newkirk MLP giving it rights as set forth in Article 7 of the Newkirk MLP Partnership Agreement. As such, we reissue our prior comment 27 in its entirety.
Please tell us how you considered the rights retained by the existing limited partners of Newkirk MLP, through the special voting preferred stock arrangement, when assessing your control of Newkirk MLP under
EITF 04-5.

4. Please explain how decisions are made by the newly appointed general partner of Newkirk MLP. For instance, we note on page 13 in the Information Statement on Schedule 13C filed by The Newkirk Master
Limited Partnership on September 20, 2005, that "significant transactions...such as sales, acquisitions, debt re-financings and mergers, require the consent of the members of the general partner under the limited liability company agreement of the general partner." In your response, explain what "consent of the members of the general partner" means and what impact the rights retained by the existing limited partners of Newkirk MLP, through your special voting preferred stock, has on your ability to provide this consent.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 551-3431 or Linda van Doorn, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at
(202) 551-3412, or me at (202) 551-3852 with any other questions.


Sincerely,



Michael McTiernan
Special Counsel

cc:	Mark I. Fisher, Esq. (via facsimile)
	Elliot Press, Esq. (via facsimile)
	Katten Muchin Rosenman LLP
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Michael Ashner
Newkirk Realty Trust, Inc.
October 14, 2005
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